Exhibit 99.19

Quest Rare Minerals Ltd.
QUEST B-ZONE PEGMATITE ZONE DRILLING RETURNS UP TO 105.3
METRES AT 1.34% TREO WITH SECTIONS GRADING UP TO 20.36%
TREO, STRANGE LAKE, QUÉBEC
Highlights:
-	B-Zone drilling continues to expand the size of the near-surface high grade mineralized Pegmatite Zone or “Spine” for over 1.2 km in strike length, with horizontal widths varying from 125 to 550 m and vertical thickness from 9.1 to over 120.66 metres

-	Multiple, high grade intersections of between 1.10% and 20.36% TREO over thicknesses of 0.7m to 79.0m characterize all holes drilled into the surface pegmatite zone. These intersections are contained within a larger, 107.2 and 217.5 m-thick, mineralized envelope grading between 0.87%-1.27% TREO

-	The drillhole database has been delivered to Wardrop Engineering Inc. for the preparation of an updated 43-101 compliant resource estimate for the B-Zone deposit, expected to be delivered towards the end of Q1 2011
Toronto, January 11, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to report the remaining assay results from the 2010 diamond drilling program completed on their B-Zone Rare Earth Element (REE) deposit. Final lab results for holes BZ-10-71 to BZ-10-96 have returned multiple, high Total Rare Earth Oxide (TREO) grade intersections of between 1.10% and 20.36% over thicknesses of 0.66 m to 79.0 m. Heavy Rare Earth Oxide (HREO) represents between 31.4% and 70.8% of the TREO content intersected in the new drilling. Best intersection grades returned 1.49% TREO over 68.5 m (BZ10080), 1.41% TREO over 79.0 m (BZ10078) and 1.87% TREO over 38.1 m (BZ10093) including 3.45% TREO over 11.9 m. The final 2010 drillhole database has been assembled and delivered to Wardrop Engineering Inc. of Toronto, Ontario for completion of a revised 43-101 mineral resource estimate. This work is expected to upgrade the classification of the mineral resource from the Inferred to the Measured and Indicated categories. The detailed drill sample analysis table has been posted to Quest’s website homepage at www.questrareminerals.com for review.
“Our 2010 drilling work on the B-Zone deposit is now complete and confirms the very strong grades and vertical thicknesses of REE and the high proportions of valuable HREE related to our near-surface Pegmatite Zone mineralization,” said Peter Cashin, Quest’s President & CEO. “The Pegmatite Zone will likely constitute the focus of more advanced economic assessments of the B-Zone deposit area. Additions to the resource model will likely come from the hole deepening in the B-Zone, from expanding the strike extent of the near-surface Pegmatite Zone, as well as from the previously reported B-Zone Deep area to the northwest of the Pegmatite Zone. Future exploration drilling will be oriented toward the extension of the Pegmatite Zone to the north and south, as well as evaluating the new deep zone and will commence in March. Our expectation is that a decision to commence a pre-feasibility study of the deposit will be made upon receipt of the revised resource estimate before the end of the first Quarter of 2011.”
B-Zone Definition Drill Program
Assays have been received for the 22 remaining definition drill holes of the program, representing 3,604.7 m (see Table 1). The definition drilling program has tested the B-Zone at drill centers of between 50-100

m. The drill results have confirmed the presence of strong REE mineralization over a 1.2 km strike length and over horizontal widths of up to 600 m. Drilling has defined the mineralization to be a set of relatively flat dipping horizontal sheets. The mineralized zone is composed of a thicker, north-trending Pegmatite Zone at the core (or “spine”), which is surrounded by a thinner mineralized envelope (see Figure 1). The mineralization has been defined to vertical depths of over 191.0 m and comprises the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is seen to coincide with a two km-long, northeast trending airborne radiometric anomaly that is located to the northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further northwards, under the lake. Historical Iron Ore Company of Canada (IOC) drilling, located one km further to the north, indicates that mineralization may continue in this direction.
The best results from the additional drillholes of the program (see Table 1 for hole locations) are:

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ10072	4.50	194.93	190.43	1.02	0.59	0.44	42.57
BZ10072	18.95	120.96	102.01	1.18	0.64	0.54	45.76
BZ10072	18.95	46.30	27.35	1.43	0.74	0.69	48.33
BZ10072	113.50	120.96	7.46	2.75	1.37	1.39	50.36
BZ10072	42.16	46.30	4.14	3.40	1.31	2.09	61.49
BZ10072	4.98	5.26	0.28	4.44	0.61	3.83	86.25
BZ10072	43.78	44.10	0.32	7.74	5.31	2.43	31.38

BZ10076	4.50	119.50	115.00	1.01	0.56	0.45	44.48
BZ10076	50.48	55.28	4.80	2.35	0.99	1.36	57.96
BZ10076	6.59	61.00	54.41	1.17	0.58	0.59	50.59
BZ10076	18.00	20.00	2.00	2.82	0.82	2.00	70.83
BZ10076	46.00	58.34	12.34	1.61	0.70	0.91	56.48

BZ10078	4.64	125.30	120.66	1.22	0.63	0.58	47.87
BZ10078	4.64	83.62	78.98	1.41	0.71	0.71	50.06
BZ10078	10.45	12.06	1.61	2.57	1.31	1.26	49.20
BZ10078	37.86	48.17	10.31	1.64	0.82	0.82	49.95
BZ10078	50.71	58.40	7.69	3.94	1.55	2.39	60.73

BZ10079	5.00	126.00	121.00	1.06	0.57	0.48	45.71
BZ10079	5.00	78.10	73.10	1.22	0.63	0.59	48.59
BZ10079	33.65	78.10	44.45	1.34	0.69	0.65	48.49
BZ10079	33.65	37.24	3.59	2.99	1.90	1.09	36.48
BZ10079	49.70	52.60	2.90	1.92	0.89	1.03	53.60
BZ10079	69.40	78.10	8.70	1.15	0.68	0.47	40.95

BZ10080	3.30	125.50	122.20	1.27	0.68	0.59	46.28
BZ10080	5.00	73.47	68.47	1.49	0.73	0.75	50.72
BZ10080	43.84	71.47	27.63	1.77	0.78	0.99	55.84
BZ10080	55.67	69.47	13.80	1.86	0.89	0.97	52.03

BZ10081	3.00	125.00	122.00	1.09	0.66	0.43	39.47

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ10081	3.00	56.00	53.00	1.30	0.74	0.56	43.00
BZ10081	23.70	39.00	15.30	1.41	0.73	0.69	48.44
BZ10081	102.00	125.00	23.00	1.03	0.66	0.37	35.99

BZ10082	4.88	126.70	121.82	1.05	0.59	0.46	43.69
BZ10082	4.88	54.19	49.31	1.22	0.63	0.59	48.56
BZ10082	12.33	26.65	14.32	1.53	0.75	0.78	51.02
BZ10082	45.27	54.19	8.92	1.52	0.79	0.72	47.65

BZ10083	2.39	121.20	118.81	1.14	0.66	0.47	41.49
BZ10083	37.52	96.79	59.27	1.35	0.74	0.62	45.51
BZ10083	47.60	69.90	22.30	2.11	1.09	1.02	48.14
BZ10083	48.20	50.33	2.13	3.85	2.20	1.65	42.81
BZ10083	52.87	54.08	1.21	8.54	3.20	5.34	62.57

BZ10086	3.65	126.20	122.55	0.93	0.55	0.39	41.33
BZ10086	5.32	46.00	40.68	1.10	0.61	0.49	44.55
BZ10086	17.61	46.00	28.39	1.15	0.65	0.49	43.01
BZ10086	29.37	31.90	2.53	1.61	1.10	0.51	31.63

BZ10087	3.00	125.50	122.50	1.13	0.64	0.49	43.31
BZ10087	6.55	97.22	90.67	1.21	0.67	0.55	45.09
BZ10087	6.55	13.50	6.95	2.83	1.27	1.57	55.30
BZ10087	32.84	36.00	3.16	2.00	1.01	1.00	49.71

BZ10088	4.30	125.20	120.90	1.29	0.68	0.61	47.32
BZ10088	6.70	112.00	105.30	1.34	0.69	0.65	48.20
BZ10088	6.70	19.10	12.40	1.96	0.86	1.11	56.34
BZ10088	75.38	95.20	19.82	1.33	0.56	0.77	57.80
BZ10088	91.00	95.20	4.20	2.78	1.54	1.24	44.60

BZ10089	6.25	125.30	119.05	1.19	0.71	0.48	40.58
BZ10089	8.25	20.30	12.05	3.21	1.64	1.58	49.05
BZ10089	17.30	17.96	0.66	20.36	13.15	7.20	35.39
BZ10089	82.44	85.28	2.84	1.18	0.53	0.65	55.14
BZ10089	102.43	104.00	1.57	2.25	1.01	1.24	55.29

BZ10090	1.64	125.20	123.56	1.10	0.63	0.48	43.11
BZ10090	1.64	48.00	46.36	1.49	0.75	0.74	49.58
BZ10090	12.99	38.51	25.52	1.63	0.83	0.80	49.21
BZ10090	22.61	24.97	2.36	3.90	1.59	2.31	59.23
BZ10090	33.84	38.51	4.67	3.90	1.67	2.23	57.13

BZ10092	6.32	126.40	120.08	1.02	0.58	0.45	43.81
BZ10092	20.92	103.40	82.48	1.13	0.61	0.52	45.67
BZ10092	21.92	43.08	21.16	1.55	0.68	0.86	55.73
BZ10092	25.60	28.36	2.76	3.16	1.19	1.97	62.30

	From		Length				HREO/TREO
Borehole	(m)	To (m)	(m)	TREO%	LREO%	HREO%	%
BZ10092	71.00	74.00	3.00	2.66	1.69	0.97	36.46
BZ10092	87.11	90.60	3.49	1.35	0.79	0.57	41.91

BZ10093	6.00	113.20	107.20	1.21	0.74	0.47	38.85
BZ10093	45.00	83.10	38.10	1.87	1.09	0.78	41.52
BZ10093	52.10	64.00	11.90	3.45	2.22	1.23	35.71
BZ10093	69.00	83.10	14.10	1.25	0.63	0.61	49.13

BZ10095	5.50	125.50	120.00	1.05	0.63	0.42	40.14
BZ10095	7.45	73.40	65.95	1.12	0.65	0.47	41.95
BZ10095	17.30	31.64	14.34	1.53	1.06	0.47	30.91
BZ10095	56.00	63.00	7.00	1.39	0.70	0.69	49.83

BZ10096	6.26	125.10	118.84	1.09	0.58	0.51	46.70
BZ10096	9.69	101.20	91.51	1.17	0.60	0.56	48.36
BZ10096	41.00	97.20	56.20	1.26	0.64	0.62	49.30
BZ10096	9.69	17.46	7.77	1.33	0.52	0.82	61.31
BZ10096	41.00	44.81	3.81	1.72	0.59	1.14	65.95
BZ10096	63.18	64.81	1.63	2.43	1.35	1.07	44.29
BZ10096	90.68	97.20	6.52	2.76	0.87	1.88	68.31
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).
The better grades of mineralization are associated with what is termed the Pegmatite Zone which is composed of a high proportion of very coarse-grained pegmatite that is intercalated with an extremely altered intrapegmatitic Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system (see Diamond Drill Sections in Figure 2 and 3). The highly-altered, granite-hosted zones continue to carry elevated grades of REE in excess of 0.7% TREO over core lengths of over 314.6 m (see Press Release: December 9, 2010). A 0.85% TREO cut-off, as specified in Quest’s recent Preliminary Resource Estimate (see Press Release: April 7, 2010), was used in determining the average grades of diamond drill intersections.
In addition to the definition drilling on the Pegmatite Zone, previously reported deep drilling to the northwest has intersected a new zone of pegmatite-style mineralization at a vertical depth of approximately 60m below surface. The new Pegmatite Deep Zone was intersected in drillhole BZ10070 to a depth of 241.0 m (see Press Release: December 9, 2010). Further drilling will be targeted to expand the limits of this important new area of mineralization, likely during the proposed Winter 2011 drilling program.
Revised 43-101 Resource Estimate — B-Zone Deposit
The digital drillhole database for the 2010 diamond drilling program is now complete. The file has been delivered to Wardrop Engineering, Inc. of Toronto, Ontario, for resource calculation. It is anticipated that the revised 43-101 Compliant Resource Estimate will be delivered before the end of the First Quarter of 2011 and subsequently be filed on www.SEDAR.com.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and is responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1 — Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

Pegmatite is Open to North
Hole BZ10093
Hole BZ10080
Section BL2+550
Section BL2+450
Pegmatite Zone
Pegmatite is Open to South
QUEST RARE MINERALS LTD.
0 100 200 300 400 m
NAD83/ZONE20N
Scale: 1:6000
2009 Quest Collars
2010 Quest Collars
2010 Quest Collars with reported assay results
Historical IOC collars
Quartz monzonite
Fluorite-hematite breccia
Unsubdivided granite
Inclusion bearing subsolvus granite
Pegmatite thickness
> 25 m
>10 m
Lac Brisson air strip
Roads
Sections Reported in Current Release
Quest Rare Minerals
Strange Lake Project
B Zone
2010 Drilling

Figure 2 — Composite Diamond Drill Section BL2+450, B-Zone REE Deposit, Strange Lake Project, Québec

High-Grade Surface Pegmatite Zone
BZ10089
BZ10090
BZ10091
BZ10092
600 RL
500 RL
400 RL
300 RL
200 RL
100 RL
0 RL

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	HREO/TREO %
BZ10089	6.25	125.30	119.05	1.1869	0.7054	0.4815	40.58
BZ10089	8.25	20.30	12.05	3.2145	1.6381	1.5766	49.05
BZ10089	17.30	17.96	0.66	20.3580	13.1540	7.2040	35.39
BZ10089	82.44	85.28	2.84	1.1800	0.5288	0.6507	55.18
BZ10089	82.44	116.90	34.46	0.9998	0.5492	0.4505	45.06
BZ10089	102.43	104.00	1.57	2.2465	1.0058	1.2410	55.29
BZ10090	1.64	125.20	123.56	1.1020	0.6269	0.4750	43.11
BZ10090	1.64	48.00	46.36	1.4855	0.7490	0.7365	49.58
BZ10090	12.99	13.35	0.36	4.6010	2.4820	2.1190	46.49
BZ10090	12.99	38.51	25.52	1.6300	0.8277	0.8021	49.21
BZ10090	22.61	24.97	2.36	3.8998	1.5898	2.3098	59.23
BZ10090	33.84	38.51	4.67	3.8998	1.6720	2.2279	57.33
BZ10091	3.00	125.40	122.40	0.9517	0.5724	0.3813	39.96
BZ10091	3.00	24.74	21.74	1.2128	0.7412	0.4716	38.88
BZ10091	69.10	85.96	16.86	0.9468	0.5465	0.4002	42.27
BZ10092	6.32	126.40	120.08	1.0243	0.5756	0.4487	43.81
BZ10092	20.92	103.40	82.48	1.1330	0.6145	0.5185	45.87
BZ10092	21.92	43.08	21.16	1.5470	0.6849	0.8621	55.73
BZ10092	25.60	28.36	2.76	3.1595	1.1913	1.9682	62.30
BZ10092	71.00	90.60	19.60	0.9405	0.5466	0.3978	42.32
BZ10092	71.00	74.00	3.00	2.6607	1.6903	0.9700	36.48
BZ10092	87.11	90.60	3.49	1.3531	0.7859	0.5671	41.91

SCALE 1 : 2500

Quest Rare Minerals
Strange Lake
B Zone
Section BL 2 + 450

Figure 3 — Composite Diamond Drill Section BL2+550, B-Zone REE Deposit, Strange Lake Project, Québec

High-Grade Surface Pegmatite Zone
600 RL
500 RL
400 RL
300 RL
200 RL
100 RL
0 RL
BZ10078
BZ10083
BZ10084
BZ10085
QUEST RARE MINERALS LTD.
Lithology Legend
Structure/Texture Legend
* Blue collar text indicates drill hole was drilled in 2009
* Red collar text indicates drill hole is part of current press release
SCALE 1 : 2500
Quest Rare Minerals
Strange Lake
B Zone
Section BL 2 + 550

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	HREO/TREO %
BZ10078	4.64	125.30	120.66	1.2175	0.6346	0.5829	47.87
BZ10078	4.64	83.62	78.98	1.4127	0.7054	0.7072	50.06
BZ10078	10.45	12.06	1.61	2.5093	1.3062	1.2041	48.20
BZ10078	37.86	48.17	10.31	1.6440	0.8228	0.8212	49.96
BZ10078	50.71	58.60	7.89	3.9367	1.5456	2.3909	60.73
BZ10083	2.39	121.20	118.81	1.1354	0.6643	0.4711	41.49
BZ10083	37.52	96.79	59.27	1.3537	0.7377	0.6160	45.51
BZ10083	47.60	69.90	22.30	2.1084	1.0963	1.0101	48.14
BZ10083	48.20	50.33	2.13	3.8527	2.2038	1.6494	42.81
BZ10083	52.87	54.08	1.21	8.5368	3.1959	5.3411	62.57
BZ10083	67.45	69.90	2.45	0.8189	0.5173	0.3009	36.74
BZ10083	88.67	96.79	8.12	0.9261	0.5810	0.3952	40.48
BZ10084	4.75	126.70	121.95	0.8904	0.5256	0.3648	40.97
BZ10084	11.05	11.95	0.90	1.1238	0.6756	0.4475	39.82
BZ10084	11.05	51.00	39.95	1.0710	0.6574	0.4138	38.64
BZ10084	11.05	25.00	13.95	1.0473	0.6568	0.3906	37.30
BZ10084	23.50	25.00	1.50	0.9120	0.5480	0.3645	39.97
BZ10084	41.20	51.00	9.80	0.8425	0.5420	0.3006	35.71
BZ10084	41.70	45.00	3.30	1.1765	0.7214	0.4553	38.70
BZ10085	2.80	125.10	122.30	0.8740	0.5402	0.3338	38.19
BZ10085	13.00	34.00	21.00	1.0893	0.6726	0.4166	38.25
BZ10085	13.00	17.00	4.00	1.4490	1.0630	0.3855	26.60
BZ10085	27.00	34.00	7.00	1.2186	0.6209	0.5976	49.04
BZ10085	69.00	82.00	13.00	0.9003	0.4657	0.4345	48.26

Table 1 — Diamond Drillhole Location Table, B-Zone Deposit, Strange Lake Project, Québec

HOLE-ID	Easting	Northing	Elevation	Length	Dip
BZ10071	427631	6242898	452	204.70	-90
BZ10072	427741	6242510	502	194.93	-90
BZ10073	427674	6242434	509	201.00	-90
BZ10074	428258	6243265	449	152.00	-90
BZ10075	427775	6242445	513	225.00	-90
BZ10076	427799	6242702	479	119.50	-90
BZ10077	428215	6243192	453	140.20	-90
BZ10078	428033	6243096	449	125.30	-90
BZ10079	427846	6242616	495	126.00	-90
BZ10080	427823	6242658	486	125.50	-90
BZ10081	427905	6242727	486	125.00	-90
BZ10082	427881	6242784	473	126.70	-90
BZ10083	428072	6243035	453	121.20	-90
BZ10084	428106	6242985	461	125.40	-90
BZ10085	428137	6242921	470	125.10	-90
BZ10086	427981	6242786	482	126.20	-90
BZ10087	427955	6242848	471	125.50	-90
BZ10088	427926	6242899	464	125.20	-90
BZ10089	427955	6243047	450	125.30	-90
BZ10090	427981	6242994	457	125.20	-90
BZ10091	428002	6242944	462	125.40	-90
BZ10092	428042	6242881	473	126.40	-90
BZ10093	428130	6243135	450	113.20	-90
BZ10094	427895	6242943	457	124.15	-90
BZ10095	427936	6242668	494	125.50	-90
BZ10096	427770	6242567	499	125.10	-90

			TOTAL :	3604.68